Exhibit 99.1

Syneron(TM) Unveils New eMatrix(TM) Clinical Data on Fractional Treatments for Darker Skin Types at American Academy of Dermatology Annual Meeting

Syneron Hosts Physician eLounge at AAD Conference

IRVINE, CA and YOKNEAM, ISRAEL -- (Marketwire) -- 03/04/2009 -- Syneron™ Medical Ltd. (NASDAQ: ELOS), http://www.syneron.com, an innovator in the development, marketing and sales of elos™ combined-energy medical aesthetic devices, will reveal new clinical data proving the powerful eMatrix skin resurfacing device's efficacy on darker skin types at this week's American Academy of Dermatology 67th Annual Meeting in San Francisco. The only fractional device capable of safely treating patients with skin of color (skin types V and VI on the Fitzpatrick skin classification scale), eMatrix opens the in-demand fractional ablative treatment market to a larger patient base.

Named first prize winner in the device category for its industrial design by the Israel Ministry of Industry, Trade & Labor, the stylish and functional eMatrix utilizes Matrix RF™ technology, http://www.matrixskin.com, the world's first RF-only fractional technology for ablation and skin resurfacing. Clinical studies currently in process using eMatrix's Matrix RF technology reveal the unique ability to treat skin of color due to the RF-based energy applied to the skin. Launched in December 2008, results of Matrix RF treatments with the eMatrix device include skin rejuvenation, wrinkle reduction and skin tightening.

"As a woman of color, I am acutely aware of the challenges in treating skin of color with all laser-based skin treatments and continually research potential solutions for my patients," said board-certified cosmetic dermatologist Dr. Tess Mauricio of Scripps Ranch Dermatology and Cosmetic Center in San Diego. "In my clinical study of Matrix RF, I have treated ethnically diverse patients with a variety of skin types and have seen tremendous results with no adverse effects."

Fractional treatments are one of the fastest-growing areas of aesthetic procedures. In 2008 alone, the volume of fractional skin rejuvenation procedures was estimated to have grown 200 percent from 2007, according to a May 2008 study by Medical Insights. By 2010, the number of treatments is anticipated to double the number of procedures carried out in 2008.

"By providing the first colorblind fractional treatment, we are creating revenue opportunities in new, previously untreatable market segments for our physician partners," said Syneron CEO Lou Scafuri. "Syneron continues to provide our partners new, quality technologies that generate increased revenue, superior results and long-term patient loyalty."

For conference attendees and physicians interested in learning more about eMatrix and other new Syneron technologies, Syneron hosts eLounge on Saturday, Mar. 7, from 6 to 9 p.m. at Vessel San Francisco. American Academy of Dermatology Annual Meeting attendees may request an invitation by visiting http://promotions.syneron.com/land/aad3/.

In addition, on Monday, March 9, at 3:45 p.m., Syneron CEO Lou Scafuri will be speaking in San Francisco at The Aesthetic Industry Forum on the topic of "New Business Models for Aesthetic Devices."

More information about eMatrix clinical studies, events and Syneron's aesthetic devices is available on Syneron's newly enhanced Web site, http://www.syneron.com. With a fresh design, improved features and functionality of the site include:

-- Easy access to information on Syneron treatments and products, news, events (http://www.syneron.com/events), educational programs, media clips,
    (http://www.syneron.com/media/news) and clinical information
-- Downloadable clinical papers (http://www.syneron.com/clinical-papers), brochures, practice support materials
    (http://www.syneron.com/practice-success)
-- Video previews of new devices, such as the American Advertising
    Federation ADDY bronze award-winning eMatrix video (http://www.syneron.com)

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented elos™ combined-energy technology of bi-polar radio frequency and light. The Company's innovative elos technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, cellulite, circumferential reduction and the treatment of acne, leg veins and laser-assisted lipolysis. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American headquarters in Irvine, California, and Asia-Pacific headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at http://www.syneron.com.

Syneron, the Syneron logo, eMatrix, Matrix RF and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elos (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:
Angela Leon
Airfoil PR for Syneron
248-304-1445
leon@airfoilpr.com

Judith Kleinman
VP Investor Relations
Syneron Medical
011-972-54-646-1688
ir@syneron.com